
VIA U.S. MAIL AND FAX TO 703-678-2112

April 30, 2009

Ms. Deborah Mosier
Chief Financial Officer
ICx Technologies, Inc.
2100 Crystal Drive
Suite 650
Arlington, VA 22202

> **Re:** **ICx Technologies, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 001-33793**

Dear Ms. Mosier:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

1.   We note the disclosure on page 32 that two of your subsidiaries, prior to their acquisition by you, shared technical information with foreign national employees related to the development of explosives detectors and nerve gas sensors, without the appropriate

license approval. Please tell us the foreign country or countries of which they are nationals.

2. We are aware of a March 2008 news report indicating your participation in the International Security National Resilience Exhibition and Conference taking place in Abu Dhabi in March 2008, an event that an official delegation from Syria was scheduled to attend. As you may know, Syria is identified by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not discuss contacts with Syria. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria, whether through subsidiaries, sellers, resellers, or other direct or indirect arrangements. Your response should describe any products, components, materials, software, technology, or services you have provided to Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the Syrian government or entities controlled by that government.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

Critical Accounting Policies and Estimates, page 58

3. We see you disclose herein that you review goodwill and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable, and also review goodwill annually in accordance with SFAS No. 142. We also see you indicate the fair value of your reporting units is estimated using a discounted cash flow valuation approach. Regarding your analysis of goodwill for impairment, please address the following:

- Tell us, in light of deteriorating market conditions, the last date you assessed each of your reporting unit's goodwill for impairment and the results of such tests.
- We note from your disclosures on page 60 that you use a discounted cash flow valuation approach to determine the fair value of your reporting units.   In light of the guidance in paragraph 19 of SFAS 157, which indicates that multiple valuation techniques could be appropriate in determining the fair value of reporting units, please specifically tell us how you considered other valuation approaches in determining the fair value of your reporting units.
- Tell us, when you are evaluating your individual reporting units for impairment, how you validate the reasonableness of the fair values determined. For example, tell us whether you received quoted market prices in active markets to validate the results from your discounted cash flow projections. In this regard, we note that paragraph 23 of SFAS 142 indicates that quoted market prices in active markets are the best evidence and should be used if available.

In the interest of providing readers with a better insight into management's judgments into accounting for goodwill, consider the need to revise your future disclosures herein and elsewhere in the filing based on the matters outlined in our comment.

4.   In a related matter, tell us the last date you assessed your property, plant and equipment and intangible assets (excluding goodwill) for impairment and the results of such tests.

Audited Consolidated Financial Statements, page F-1

Note 10. Segment Information, page F-32

5.   Disclosure of long-lived assets by geographic area under SFAS 131 should present tangible assets only and should not include intangibles or investments. See question 22 to the FASB publication "Segment Information: Guidance on Applying Statement 131." Please address our concern in your future filings.

Exhibit 31

6.   We note that your annual report contains management's internal control report as required by Item 308T of Regulation S-K. As such, your certifications should include the introductory language in paragraph 4 of the certification that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company. Please amend your Form 10-K to include corrected certifications that include the required language. You may provide an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.   Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement

Ms. Deborah Mosier
ICx Technologies, Inc.
April 30, 2009
Page 4

from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jay Webb at (202) 551-3603 or me at (202) 551-3554 if you have any questions regarding comments on the financial statements. Please contact Alan Morris at (202) 551-3601 or Jay Mumford at (202) 551-3637 if you have questions on any other comments.

Sincerely,

Angela Crane
Accounting Branch Chief